WINKLEVOSS INSURANCE AGENCY, LLC

FINANCIAL STATEMENTS
AND OTHER INFORMATION

JUNE 30, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2017 (MM/DD/YY) AND ENDING June 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winklevoss Insurance Agency, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Greenwich Office Park
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Vasile 203-861-5569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Blvd, Suite 200 (Address) Port Washington (City) NY (State) 11050 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Howard Winklevoss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winklevoss Insurance Agency, LLC, as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

H Winklevoss

Signature

Manager, Chief Compliance

Title

SConnolly

Notary Public

Sarah Connolly
NOTARY PUBLIC
State of Connecticut
My Commission Expires Nov 30, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Winklevoss Insurance Agency, LLC
Greenwich, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Winklevoss Insurance Agency, LLC as of June 30, 2018, the related statements of operations, changes in members' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Winklevoss Insurance Agency, LLC's as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Winklevoss Insurance Agency, LLC's management. Our responsibility is to express an opinion on Winklevoss Insurance Agency, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Winklevoss Insurance Agency, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c-3-1of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Winklevoss Insurance Agency, LLC's financial statements. The supplemental information is the responsibility of Winklevoss Insurance Agency, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling + Company

Lilling & Company LLP

We have served as Winklevoss Insurance Agency, LLC's auditor since 2009

Port Washington, New York
August 28, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Cash	$	1,772,978
Accounts receivable		490,341
Prepaid expenses		2,869
	$	2,266,188

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Management fees payable, related party	$	46,922
Accrued expenses		279,063
		325,985
Member's equity		1,940,203
	$	2,266,188

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2018

REVENUES

Commission income	$ 2,993,711

EXPENSES

Commission expense	706,134
Professional Fees	191,407
Salaries and Benefits	112,883
Settlement Expense	100,000
Rent and Occupancy	22,025
Other Operating Expenses	87,093
	1,219,542

NET INCOME	$ 1,774,169

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2018

Cash flows from operating activities	
Net income	$ 1,774,169
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	108,544
Prepaid expenses	(354)
Management fees payable, related party	(23,650)
Accrued expenses	50,925
Total adjustments	135,465
Net cash provided by operating activities	1,909,634
Cash flows from financing activities	
Distributions to parent	(2,000,000)
Net cash used in financing activities	(2,000,000)
NET CHANGE IN CASH	(90,366)
CASH - BEGINNING	1,863,344
CASH - END	$ 1,772,978

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income taxes	$ -

See notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED JUNE 30, 2018

Balance - beginning	$ 2,166,034
Net income	1,774,169
Distributions to Parent	(2,000,000)
Balance - end	$ 1,940,203

1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Winklevoss Insurance Agency, LLC (the "Company") is a Delaware limited liability company and is a limited broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company is a licensed insurance agency in the business of advising corporations, banks and other persons in the private placement of variable life insurance products and securities. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2018.

The Company is wholly owned by Winklevoss LLC, a limited liability company which in turn is wholly owned by Winklevoss Consultants Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 completes the joint effort by the FASB and International Accounting Standards Board (IASB) to improve financial reporting by creating common revenue recognition guidance for GAAP and International Financial Reporting Standards (IFRS). In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)." ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing." ASU 2016-10 clarifies the implementation guidance on identifying performance obligations. These ASUs apply to all companies that enter into contracts with customers to transfer goods or services. These ASUs are effective for public business entities (including broker-dealers) for interim and annual reporting periods beginning after December 15, 2017 with early adoption permitted but not earlier than the original effective date. The Company expects to adopt this guidance beginning July 1, 2018. Entities have the choice to apply these ASUs either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying these

standards at the date of initial application and not adjusting comparative information. Management has concluded that the impact of this pronouncement will not be material to its recognition of revenue.

Revenues

The Company's principal source of revenue is from insurance commissions earned from variable insurance contracts. Revenue is recognized as earned based on contractual rates applied to variable product separate account values. The Company's revenue is primarily received from two client contracts, one with three policy holders and associated life insurance policies and the other consisting of approximately 100 underlying accounts for annuity insurance policies.

Accounts Receivable

Accounts receivable is recorded at amounts billed and presented on the statement of financial condition net of allowance for doubtful accounts, if applicable. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of its clients. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when the client is deemed unable to pay the amounts owed to the Company. At June 30, 2018, the Company determined that an allowance for doubtful accounts was not required. The accounts receivable of $490,341 at June 30, 2018 is due from two clients.

Income Taxes

The Company operates as a limited liability company and as such is treated as a disregarded entity for income tax purposes. All taxable income and expenses are reported by the single owner-member company, Winklevoss LLC (which then reports its combined taxable income/loss to its corporate parent, Winklevoss Consultants Inc.). Therefore, no provision for federal and state income taxes is required.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained. Management has determined that the Company had no uncertain tax positions that would require recognition or disclosure. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Concentration of Risk

The Company's revenue is earned primarily from two clients. One client accounted for approximately 68% of total revenue and another client was approximately 31% of total revenue.

Cash balances represent funds on deposit with a national financial institution and at times balances may exceed federally insured amounts.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

3. **RELATED PARTY TRANSACTIONS**

The Company is party to a management agreement with Winklevoss LLC. The agreement states that significant management infrastructure, and operating expenses are to be provided by Winklevoss LLC and billed to the Company as a quarterly management fee. Allocation of the shared expenses incurred by Winklevoss LLC to the Company is based on management estimates of the utility derived by each of the respective companies using primarily employee work hours and gross revenues allocation factors. Management believes this formula reasonably reflects the allocation of operating expenses between the Company and Winklevoss LLC. At June 30, 2018, the management fees payable, related party balance was $46,922 as presented in the Statement of Financial Condition and is due on demand without interest.

During the year ended June 30, 2018, the company incurred $194,461 of expenses under the management agreement, which is included in the following categories in the Statement of Operations:

Salaries and Benefits	$112,883
Rent and Occupancy	22,025
Professional Fees	10,523
Other Operating Expenses	49,530
Total	$194,961

4. **LEGAL MATTERS**

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. The Company currently has a pending arbitration for a matter filed by an independent registered representative. The Company recorded a settlement expense of $100,000 at June 30, 2018 for the anticipated cost to resolve this matter. There can be no assurances this matter will not have a material adverse effect on the results of operations or financial condition of the Company in any future periods depending in part on the results of operations for such period. In the opinion of Management of the Company this matter will not have a material adverse effect on the Company's financial position.

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (1) of the Rule.

6. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2018, the Company had net capital of $1,937,334, which was $1,915,601 in excess of its required net capital of $21,733. The Company had a percentage of aggregate indebtedness to net capital of 17% as of June 30, 2018.

7. **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to June 30, 2018, and through August 28, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2018.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2018

WINKLEVOSS INSURANCE AGENCY, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION JUNE 30, 2018

NET CAPITAL	
Member's equity	$ 1,940,203
Deductions and/or charges:	
Non-allowable assets	2,869
Net capital before haircuts on securities positions	1,937,334
Haircuts and undue concentration	-
NET CAPITAL	$ 1,937,334
AGGREGATE INDEBTEDNESS	$ 325,985
MINIMUM DOLLAR NET CAPTIAL REQUIREMENT	$ 5,000
MINIMUM NET CAPTIAL REQUIRED (6 2/3 % of A.I.)	$ 21,733
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 1,915,601
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	17%

Statement Pursuant to Paragraph (d)(4)of Rule 17a-5 :
There were no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of June 30, 2018.

See independent auditors' report



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Winklevoss Insurance Agency, LLC
Greenwich, Connecticut

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Winklevoss Insurance Agency, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Winklevoss Insurance Agency, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (1), (exemption provisions) and (2) Winklevoss Insurance Agency, LLC stated that Winklevoss Insurance Agency, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Winklevoss Insurance Agency, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Winklevoss Insurance Agency, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
August 28, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

Exemption Report
Year Ended June 30, 2018

To the best of our knowledge and belief,

1. Winklevoss Insurance Agency, LLC is exempt under the provisions of paragraph (k) (1) of SEC Rule 15c3-3;

2. Winklevoss Insurance Agency, LLC met the identified exemption provisions in paragraph (k)(1) of SEC Rule 15c3-3 throughout the most recent fiscal year without exception.

Howard Winklevoss (signature)

Howard Winklevoss